FORM 4 ___Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* STONE CANYON RESOURCES LTD. (Last) (First) (Middle) 1530-9 AVENUE S.E. (Street) CALGARY ALBERTA T2G 0T7 (City) (Province) (Postal Code)	2. Issuer Name and Ticker or Trading Symbol FACT CORPORATION "FCTTA"	6. Relationship of Reporting Person(s) to Issuer (Check all Applicable) ___Director X 10% Owner ___Officer ___Other (Give Title Below) (Specify Below)
3. I.R.S. Identification Number of Reporting Person, If an entity (Voluntary)	4. Statement for Month/Year AUGUST 27, 2002	7. Individual or Joint/Group Reporting (Check Applicable Line) X Form Filed by One Reporting Person __Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)
TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	Amount	(A) or (D)	Price
Common Stock	August 27, 2002	P	5,000	A	$0.62	D
970,216 37,500	D I	These shares are in the name of Stone Canyon Resources Inc. which is the wholly owned subsidiary of Stone Canyon Resources Ltd.
TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (e.g., puts calls warrants options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date Month/Day /Year	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Deriv-ative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
Code	V	(A)	(D)	Date Exercisable	Expi-ration Date	Title	Amount or Number of Shares

Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Stone Canyon Resources Ltd. By: /s/ Jacqueline Danforth - President **Signature of Reporting Person	September 9, 2002 Date